Form 10-K, Exhibit 13
period 1993-12-31
CENTRAL VERMONT PUBLIC SERVICE CORP
filed 1994-03-29
CIK 18808

                                                                Exhibit EX-13
SELECTED FINANCIAL DATA
(Dollars in thousands, except per share amounts)
                                                                   1993       1992       1991      1990       1989
For the year
Operating revenues                                               $279,389  $275,375   $233,469   $231,565   $227,391
Net income                                                       $ 21,292  $ 21,422   $ 18,576   $ 17,531   $ 18,245
Earnings available for common stock                              $ 18,634  $ 18,764   $ 17,514   $ 16,533   $ 17,247
Consolidated return on average
  common stock equity                                               11.0%     11.8%      11.8%      12.0%      13.0%
Earnings per share of common stock                                  $1.64     $1.71      $1.65      $1.62      $1.73
Cash dividends paid per share of
  common stock                                                      $1.42     $1.39      $1.39      $1.37      $1.34
Book value per share of common stock                               $15.03    $14.21     $14.03     $13.68     $13.32
Net cash provided by operating activities                        $ 36,833  $ 48,904   $ 42,033   $ 23,591   $ 34,852
Dividends paid                                                   $ 18,112  $ 18,174   $ 15,677   $ 14,978   $ 14,104
Construction and plant expenditures                              $ 20,519  $ 20,503   $ 18,950   $ 21,202   $ 28,045

At end of year
Long-term debt                                                   $122,419  $107,879   $130,163   $129,790   $114,750
Total capitalization
  (excluding current portion of debt)                            $331,309  $302,023   $316,897   $286,424   $263,955
Total assets                                                     $480,150  $451,052   $430,748   $406,426   $366,216

                                                    Exhibit EX-13
MANAGEMENT'S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Earnings Overview

   The company's 1993 earnings were $18.6 million or $1.64 per share of common stock, equating to an 11.0% return on average common stock equity. Earnings for 1993 compare to $18.8 million in 1992 and $17.5 million in 1991. Return on average common stock equity was 11.8% for 1992 and 1991.
   The company earned a 12.0% return on its Vermont utility business reflecting the lower return allowed by the Vermont Public Service Board (PSB) for 1993. On non-utility investments, the company earned a combined return of 6.2% resulting from a 5.5% return from Catamount Energy Corporation and 12.2% return from SmartEnergy Services, Inc. See Note 3 to the Consolidated Financial Statements for additional details on the company's non-utility investments.
   Earnings for 1993 reflect a charge of $821,000 or $.07 per common share to write-off the non-recoverable portion of the company's investment in the Seabrook project from some of the company's firm resale customers. These customers have decided not to extend their contracts beyond October 1993. As discussed below, 1993 earnings reflect the lower allowed return on equity for Vermont's retail business of 12.0%.
   A 2.4% increase in the dividend rate and three-for-two common stock split became effective in February 1993.
   In September 1993, the PSB approved the agreement, reached in April 1993, between the company and the Vermont Department of Public Service (DPS) regarding the reasonableness of the company's retail rates. As part of the agreement, the company agreed to reduce its maximum return on equity for Vermont retail business from 12.5% to 12.0% for 1993 and accelerated the recovery of $1.5 million of Conservation and Load Management (C&LM), also referred to as Demand Side Management, costs in 1993. In November 1993, the PSB opened an investigation into the company's cost of service and resulting rates as indicated in its September 1993 order. Although the company believes its current rate levels are justified, this investigation could result in a refund of revenues previously collected. The results of this investigation are expected to be known by the third quarter of 1994. As discussed below, the company has filed for a general rate increase in 1994.
   Due to increasing competitive pressures in the industry, uncertainties with Vermont's business environment and slow growth associated with the recession, the company, in September 1993, announced a cost-cutting plan to mitigate future rate increases. The plan targets $20 million in annual cost reductions by the end of 1995 including costs of power, C&LM and operation and maintenance.
   Consistent with its cost-cutting goals, in the first quarter of 1994, the company offered a series of programs to employees including voluntary retirement and voluntary resignation. The company's expectation is that it will reduce its work force by 10% to 15% by the end of 1995. See Note 9 to the Consolidated Financial Statements for additional information related to the voluntary programs.
   Despite its cost-cutting efforts, the company filed for a general rate increase of 8.9% on February 15, 1994 to become
effective November 1, 1994.  This will be the company's first rate increase since September 1991 for its Vermont retail service area.

Results of Operations

Operating revenues and MWH sales  A summary of MWH sales and operating revenues for 1993 and 1992 (and the related percentage changes from 1992) is set forth below:
                                                              Percentage                                 Percentage
                                             MWH Sales         Increase           Revenues (000's)        Increase
                                         1993        1992     (Decrease)          1993        1992       (Decrease)
     Residential                        958,102     971,740      (1.4)         $ 99,101     $100,574        (1.5)
     Commercial                         842,694     837,053        .7            86,553       86,276          .3
     Industrial                         400,117     420,470      (4.8)           30,741       32,030        (4.0)
     Other retail                         7,480       7,544       (.8)            1,706        1,700          .4
         Total retail sales           2,208,393   2,236,807      (1.3)          218,101      220,580        (1.1)
         Less:  DPS sales                25,714     101,653     (74.7)            1,558        6,470       (75.9)
         Total company retail sales   2,182,679   2,135,154       2.2           216,543      214,110         1.1
     Resale sales:
       Firm                              62,564      87,911     (28.8)            2,747        3,635       (24.4)
       Entitlement                      908,819   1,070,799     (15.1)           42,417       43,400        (2.3)
       Other                            286,249     316,069      (9.4)            6,445        7,859       (18.0)
     Total resale sales               1,257,632   1,474,779     (14.7)           51,609       54,894        (6.0)
     Other revenues                         -           -          -              5,162        6,371       (19.0)
     Deferred revenues                      -           -          -              6,075          -            -
         Total                        3,440,311   3,609,933      (4.7)         $279,389     $275,375         1.5
                                      _________   _________                    ________     ________

   Year-to-year fluctuations in total retail MWH sales are
primarily affected by customer growth, C&LM programs as well as relative prices of alternate energy sources, weather patterns and conservation induced by price changes and income elasticity responses of customers. Total retail MWH sales and revenues for 1993 decreased 1.3% and 1.1%, respectively, reflecting the state's continued sluggish economy, the effectiveness of C&LM programs and the loss of one industrial customer. However, the company's retail MWH sales and revenues increased 2.2% and 1.1%, respectively, due to the reduction of the DPS block discussed below.
   Through August 31, 1993, a source of electricity obtained by the DPS from the New York Power Authority (NYPA) and from Ontario Hydro was nominally sold by the DPS directly to the company's retail customers. Sales made by the DPS are excluded from total company retail sales because they do not represent sales of electricity from the company's power sources. When the DPS's sources were not sufficient on a short-term basis, the company provided back-up energy and capacity to meet the DPS's block requirements. Under this arrangement, the company was fully reimbursed for all back-up energy and capacity.
   The DPS MWH sales decreased 74.7% compared to 1992 because effective February 1, 1993, the PSB approved a 150 KWH joint block supplied by both the company and the DPS, whereby the DPS provided residential customers with the first 25 KWH and the company provided the remaining 125 KWH.  The 125 KWH were sold at a non-seasonal (12-month fixed) rate of 9.009 cents per KWH. In August 1993, the company and the DPS proposed a second agreement superseding the first, creating a 250 KWH block. This proposal
was approved by the PSB August 19, 1993 and became effective with bills rendered September 1, 1993.  Under the latter agreement, the company provides all of the 250 residential KWH at a non-seasonal rate of 8.811 cents per KWH.
   Effective May 1, 1993, one of the company's firm resale
customers opted to purchase power from the company based on
market rates.  Firm resale MWH sales and revenues declined
further because several firm resale customers chose not to extend their contracts beyond October 1993.
   Entitlement sales decreased 15.1% or 161,980 MWH for 1993 compared to 1992. The decrease is due to the scheduled refueling and unplanned shutdowns of Vermont Yankee reducing sales to
UNITIL, and Commonwealth Electric under a swap arrangement. In addition, in 1992 the company was able to sell a portion of its Vermont Yankee entitlement to Public Service Company of New Hampshire.
   Other resale MWH sales for 1993 decreased by 9.4% and related revenues decreased 18.0%. These variances reflect current market conditions in Vermont and New England and the greater availability of low cost energy in the region.  These sales, made on a short-term basis, include sales to NEPOOL and other
utilities in New England. Other resale sales are further reduced due to fewer MWH sales to the DPS as a result of the agreements described above.
   The company continues to make every effort to maintain or increase resale sales despite the weak market for capacity and energy that is expected in the near-term.
   The company received contract fees from the DPS for delivering the DPS energy to customers and for providing billing and collection services. Under this contractual arrangement, the company received approximately $.9 million in 1993, $2.5 million in 1992 and $2.6 million in 1991.  These fees are reflected in
Other revenues in the preceding table. Although these revenues decreased in 1993 because of the agreements described above, this decline was offset by an increase in the company's retail revenues.
   In 1993 the company recognized $6.0 million of deferred
revenues. This amount reflects the $7.5 million which the PSB required the company to defer from 1991 to 1993, offset by the accelerated recovery of $1.5 million in C&LM costs per agreement reached between the company and the DPS described in Earnings Overview. Recognizing the deferred revenues in 1993 allowed the company to offset higher 1993 operating costs, thereby mitigating the need for increased rates in 1993.
   The table below analyzes the components of increases or
decreases in revenues (including DPS sales) compared to the prior year (dollars in thousands):
                                                   1993       1992
Revenue increase (decrease) from:
  Retail MWH sales                               $(2,395)   $ 4,747
  Retail rates                                       (84)    10,730
  Changes in firm resale sales                      (888)      (158)
  Changes in entitlement sales                      (983)    23,770
  Changes in other resale sales                       14     (3,857)
  Changes in other revenues                          306        707
  Deferred revenues                                6,075      7,271
Net increase over prior year                     $ 2,045    $43,210
                                                 _______    _______

   The 1.3% decrease in 1993 retail MWH sales described above resulted in a $2.4 million decrease in retail revenues. Retail MWH sales in 1992 were higher by 2.4%, compared to 1991 resulting in a $4.7 million increase in retail revenues.
   The increase in retail rates for 1992 is due to the 7.8% retail rate increase that became effective with bills rendered September 1, 1991.
   The $23.8 million increase in entitlement sales for 1992 resulted primarily from the swap arrangement with Commonwealth Electric and the sell-back of the Hydro-Quebec Schedule A and Schedule C-1 power.
   The $3.8 million decrease in other resale sales for 1992 resulted primarily from a decrease in sales to NEPOOL.
   Deferred revenues of $6.0 million in 1993 relate to the recognition of 1991 deferred revenues described above.

Purchased power The company purchases approximately 90% of its power needs under several contracts that have various durations. Over 30% of these purchases are from affiliated companies whereby the company receives its entitlement share of the output. The company's purchased power portfolio assures that a mix of sources and fuel types are available to meet the company's long-term load growth while providing short and intermediate term opportunities to purchase or sell capacity and energy to reduce overall power costs. The percentages of the company's energy sources from certain long-term commitments and company-owned generating units were as follows:
                               Year Ended December 31
                              1993      1992      1991
Nuclear generating companies   34%       34%       45%
Canadian imports               28        25        22
PSNH--coal                      8         7         8
Company-owned hydro             5         5         6
Jointly owned units             4         4         3
Other sources                  21        25        16
                              100%      100%      100%
                              ____      ____      ____

   The company has equity ownership interests in four nuclear generating companies: Vermont Yankee (VY), Maine Yankee (MY), Yankee Atomic (YA) and Connecticut Yankee (CY).
   The VY nuclear plant, which provides approximately one-third of the company's power supply, was unavailable from March 6 through April 21, 1992 and from August 27 through October 24, 1993 due to its scheduled refueling outages, and had unscheduled outages from April 7 to April 16, 1993 and December 6 to
December 20, 1993. No major unscheduled outages were experienced during 1992.
   The MY plant was shut down for refueling and maintenance from February 14 through April 19, 1992 and from July 30 through October 13, 1993.
   See Note 2 to the Consolidated Financial Statements for details related to YA.
   The CY plant was shut down for refueling and for an extended outage from October 17, 1991 through March 18, 1992 and was shut down for a scheduled refueling outage from May 15 through July 21, 1993.
   Millstone #3 was shut down from July 31 through November 7, 1993 for a refueling outage.

   During scheduled refueling outages, the company purchases more costly replacement energy from NEPOOL and other sources to satisfy energy needs. In accordance with current rate-making treatment, the company defers and amortizes to expense over their respective fuel cycles the incremental replacement energy and maintenance costs associated with these refueling outages for the Yankee plants and the Millstone #3 jointly owned nuclear generating unit. During 1993, the company deferred $2.4 million and $6.5 million of replacement energy and capacity costs, respectively, for VY, MY, CY and Millstone #3.
   In 1984, the company and other Vermont utilities signed a long-term purchased power contract with the DPS for 150 MW of power provided by Hydro-Quebec. During 1987, the company and eight other Vermont utilities signed a long-term purchased power contract with Hydro-Quebec for up to 450 MW of power until 2020. Approval of the 450 MW contract was received in 1990. See
Note 11 to the Consolidated Financial Statements for further details related to the Hydro-Quebec power contracts.
   Under a 30-year contract, which expires in 1998, the company purchases 46.98 MW of capacity from Merrimack #2, a coal-fired generating plant owned by Northeast Utilities (N.U.). Vermont Electric Power Company, Inc., representing Vermont utilities, and N.U. negotiated an agreement which assures the continuation of this contract under its original terms, thereby resolving past uncertainty relating to the contractual price of capacity and the availability of the unit to the company.
   The company also owns 18 hydroelectric generating units which have a total nameplate capability of 37.5 MW and two gas-fired and one diesel peaking units with a combined nameplate capability of 28.9 MW and leases and operates two hydroelectric generating stations from wholly owned subsidiaries with a combined nameplate capability of 3.7 MW. In addition, the company maintains joint-ownership interests in Joseph C. McNeil, a 53 MW wood, gas and oil-fired unit; Wyman #4, a 619 MW oil-fired unit; and Millstone #3, an 1149 MW nuclear unit. The company's percentage ownership in these units is 20%, 1.78% and 1.73%, respectively.
   The net cost components of purchased power for the past three years were as follows (dollars in thousands):

                                          1993                    1992                     1991
                                     Units    Amount         Units    Amount          Units    Amount
Purchased:
  Capacity (MW)                        496   $ 86,857          478    $ 84,346          416    $ 65,057
  Energy (MWH)                   3,338,298     59,726    3,481,297      55,514    2,998,266      50,373
  Production fuel (MWH)            313,020      1,737      324,478       2,201      286,660       2,065
     Total purchased power and
      production fuel costs                   148,320                  142,061                  117,495
Entitlement and other
 resale sales (MWH)              1,195,068     48,862    1,386,868      51,259      936,241      30,787
     Net purchased power and
      production fuel costs                  $ 99,458                 $ 90,802                 $ 86,708
                                             ________                 ________                 ________

   The increase in total purchased capacity costs for 1993 is due to an increase in MW purchased, primarily from small power producers.
   The 1992 increase in total purchased capacity costs is
attributable to a $9.7 million increase in price and $9.6 million relating to a 14.9% increase in MW purchased.
   Total energy costs increased $4.2 million for 1993 primarily due to a $6.5 million increase in price offset by a decrease of $2.3 million relating to a 4.1% decrease in MWH purchased. However, average cost per KWH purchased increased by 12.2%. The higher average cost is primarily due to increased MWH purchased from small power producers mandated by Federal and state legislation.
   Total energy costs increased $5.1 million in 1992. The increase is attributable to a 16.1% increase in MWH purchased offset by a 5% decrease in the 1992 average cost per KWH.
   Energy costs are directly related to the variable prices of oil, nuclear fuel and coal but more importantly, to the proportion of the company's purchased energy that comes from each of these fuel sources. The swap arrangement with Commonwealth Electric of Canal #2 power has increased the company's reliance on oil as a source of electricity. Also, some Canadian purchased power contracts are tied to fossil fuel price indices. This will increase the company's exposure to the variability of oil price volatility.
   Production fuel costs decreased 21.1% or $.5 million in 1993, due to lower generation by the company's jointly owned units.
For 1992, production fuel costs were stable compared to 1991.
   In order to optimize its power mix for baseload, intermediate and peaking power, the company engages in sales and purchases with other electric utilities, primarily in New England and with NEPOOL. These transactions typically take advantage of immediate pricing and other market conditions. The profits from these transactions are used to reduce revenue requirements for rate-making purposes.
   As stated earlier, the company is making every effort to maintain or increase these sales despite the weak resale market for excess capacity and energy in the region.

Production and transmission Phase II transmission line began operation in November 1990. This service increased the maximum capacity of the Hydro-Quebec 450 KV DC line from 690 MW to 2000 MW and extended the Phase I line from Comerford, New Hampshire to Sandy Pond, Massachusetts. The company uses this transmission path to deliver a portion of the company's long-term Hydro-Quebec firm power contract. The Phase II project cost is approximately $487 million. The company pays 5.132% of support costs of about $2.7 million annually. Also, the company is obligated to pay a 4.421% share of the Phase I Hydro-Quebec capital costs of about $.5 million annually. Under the support agreement, the company is eligible for savings associated with certain energy transactions by NEPOOL, which offset the company's support cost obligations.
   The increase in production and transmission expenses for 1993 was minimal. The 1992 increase of $1.2 million is due to a retroactive adjustment recorded during the second quarter of 1991 resulting from the restructuring of the Hydro-Quebec Phase II debt from 10 to 25 years, increased transmission costs from Vermont Electric Power Company, Inc. and increased generation by two of the company's jointly owned units, Millstone #3 and Wyman #4, and an increase in their operating costs. These increases were offset in part by lower generation by the Joseph C. McNeil
generating plant in which the company has a 20% ownership
interest.

Other operation expenses  Other operation expenses decreased
$2.2 million for 1993 primarily due to an environmental reserve of $4.9 million established in December 1992 related to Cleveland Avenue offset in part by the recognition of a postretirement benefit obligation in accordance with Statement of Financial Accounting Standard (SFAS) No. 106 effective January 1, 1993.
For more information on SFAS No. 106, see Note 9 to the Consolidated Financial Statements.
   Other operating expenses for 1992 include the $4.9 million reserve related to estimated costs associated with the cleanup of the coal tar deposits discovered at the company's Cleveland Avenue site. For a complete disclosure on environmental matters, see Note 11 to the Consolidated Financial Statements.
   The company currently provides certain postemployment benefits consisting of long-term disability benefits and expenses such costs as benefits are paid, which is consistent with current rate-making practices. In November 1992, the Financial Accounting Standards Board issued Statement No. 112 that requires accrual of the expected costs of such benefits provided after employment but before retirement. For a complete disclosure of the effect on the company's financial position at time of adoption, see Note 9 to the Consolidated Financial Statements.

Depreciation The increases in depreciation expense for 1993 and 1992 are due to property additions and the installation of a new customer service information system in February 1992 and general ledger computer system in August 1993 as well as installation of phase 2 and 3 of the customer service information system in September and December 1993, respectively.

Income taxes Federal and state income taxes fluctuate with the level of pretax earnings. During 1993 the company recognized additional accumulated deferred income taxes of approximately
$15 million and a net corresponding asset from customers of approximately $15 million reflecting future revenues that will be required when the temporary differences reverse and are settled in rates. See Note 10 to the Consolidated Financial Statements for additional information relating to the adoption of SFAS
No. 109. Also, due to the Revenue Reconciliation Act which was passed on August 10, 1993, income tax expense increased by approximately $285,000 for the year 1993. The increase in total income tax expense for 1992 resulted from a 36.4% increase in pretax earnings for the period.

Other income and deductions Beginning in January 1991, the company began accruing AFDC on expenditures related to the development of software in accordance with regulatory policies. The increase in allowance for equity and borrowed funds used during construction for 1992 is primarily related to the company's investment in its customer information system which was placed in service February 3, 1992. In 1993, AFDC was lower than 1992 due to lower rates used for capitalization of these funds.
   Other income, net, decreased due to lower prevailing interest rates and lower levels of investments during 1993 resulting in decreased earnings from temporary cash investments offset by increased income from non-utility operations.

   Other income, net, increased in 1992 due to higher income from non-utility operations and interest from temporary cash investments. This increase was offset in part by the reclassification of expenses incurred in connection with the sale of accounts receivable and unbilled revenues from operating expenses and by a write-off of approximately $568,000 of Seabrook
Unit 1 and 2 investments related to one of the company's wholesale customers.

Interest on long-term debt  Interest on long-term debt decreased
$3.0 million and $.4 million for 1993 and 1992, respectively, primarily due to the company's continuing program of refinancing
First Mortgage Bonds at lower interest rates.

Other interest expense  Other interest expense decreased
$.9 million for 1993 mainly due to a FERC settlement related to certain wholesale customers. The decrease is offset in part by an increase in interest expense due to higher levels of short-term borrowings outstanding during 1993. Other interest expense decreased for 1992 due to lower levels of short-term borrowings outstanding combined with lower short-term interest rates as well as a decrease in interest expense related to the company's IRS audit.

Liquidity and Capital Resources

Construction The company's liquidity is primarily affected by the level of cash generated from operations and the funding requirements of its ongoing construction program. Cash flows from operating activities after dividends paid provided approximately $18.7 million in 1993, $30.7 million in 1992 and $26.4 million in 1991.
   Planned construction expenditures over the next five years will be directed toward reconstructing and refurbishing the company's hydro, transmission, distribution and general facilities to improve system reliability and customer service. Excluding allowance for funds used during construction, construction expenditures plus expenditures for the company's C&LM programs are estimated at $26.4 million for each of the next five years. The company expects to finance approximately 80% of these annual expenditures with funds generated from operations and plans to finance the balance with short-term and long-term debt.

Financing and Capitalization

   Utility The level of short-term borrowings fluctuates based on seasonal corporate needs, the timing of long-term financings and market conditions. Short-term borrowings are supported by committed lines of credit and uncommitted loan facilities with several banks totaling $58 million. Short-term borrowings generally are reduced when long-term debt or equity securities are issued. In December 1993, the company issued $43 million of long-term debt, of which $14.5 million replaced First Mortgage Bonds redeemed in October 1993 and $4.325 million replaced First Mortgage Bonds redeemed in January 1994. The balance was used to reduce short-term debt outstanding. In the past, the company has been able to finance its construction program and expects to be able to meet all future commitments.

   In 1988, the company sold a $12 million interest in certain customers' accounts receivable and unbilled revenues. Under the sales of accounts receivable agreement the company can sell an additional $8 million of accounts receivable if certain accounts receivable ratio tests are satisfied. The original sale of customer accounts receivable and unbilled revenue was for a two-year period with an option that the company may request, on each anniversary date, an extension for an additional year.
   The company's capital structure has remained consistent with the company's long-range financial objectives, a debt ratio of 45% or lower, an equity ratio higher than 45%. The company's capital structure ratios (excluding amounts of long-term debt due within one year) for the past three years were as follows:
                                           December 31
                                       1993    1992   1991
   Common stock equity               52%     53%    48%
   Preferred stock                   11      11     11
   Long-term debt                    37      36     41
                                    100%    100%   100%
                                    ___     ___    ___

   The credit ratings of the company's securities as of December 31, 1993, as reaffirmed by Standard & Poor's Corp. and Duff & Phelps Corp. in mid-1993 are BBB+ and A-, respectively, for First Mortgage Bonds and BBB for Preferred Stock.
   On December 15, 1993 the company issued $43 million of First Mortgage Bonds. The net proceeds from the issuance of the First Mortgage Bonds were used to replace First Mortgage Bonds redeemed in October 1993 and January 1994. The balance was used to repay, in part, short-term debt incurred for expenditures in connection with the company's construction program and for other corporate purposes. The company redeemed in January 1994, $7 million of the 9.00% Series Preferred Stock $25 Par Value and plans to reissue approximately $7 million of Preferred Stock in the second quarter of 1994.

   Non-Utility In October 1993, Catamount Energy Corporation, a non-utility subsidiary of the company, established an Irrevocable Standby Letter of Credit with a bank to borrow up to an aggregate amount of $2.3 million to replace its share of cash in the Appomattox Cogeneration's Project Debt Service Reserve Fund.
This Letter of Credit is for a one-year term with annual extensions available.
   In December 1993, Catamount established an unsecured line of credit with a bank to borrow up to $.5 million in support of short-term working capital requirements. This line of credit matures March 1, 1994.
   In September 1993, SmartEnergy Services, Inc., also a non-utility subsidiary of the company, established a $1.0 million revolving line of credit with a bank to provide working capital and financing assistance for investment purposes. This line of credit is negotiable in one year.
   Financial obligations of the non-utility wholly owned subsidiaries are non-recourse to the company.

Conservation and Load Management Programs The primary purpose of these programs is to offset the need for long-term power supply and delivery resources that are more expensive to purchase or
develop than customer-efficiency programs.  Expenditures in 1992 and 1993 were $4.3 million and $9.5 million, respectively, and are planned to be approximately $5.4 million in 1994. The amount of expenditures will be adjusted annually, based on the cost-effectiveness of programs compared to other options.
   The PSB has approved all of the company's C&LM programs delivered in Vermont, which include direct utility investments in customer premises to increase customer participation. In addition, the PSB has approved a Monitoring and Evaluation Plan utilized to evaluate the continued cost-effectiveness of the C&LM programs.
   In late 1993, the company filed a Petition to Amend and slow the pace of its C&LM programs in light of the excess capacity in the region which made some of the C&LM programs less effective in the near-term. The revised programs focus on improving efficiencies based on lessons learned in the past several years. In addition, the programs focus on incorporating efficiencies for new construction and remodeling programs that have long useful lives. In the Petition, the company stated it planned to implement the program amendments with or without PSB approval starting in 1994. By letter dated January 20, 1994, the PSB indicated it would not be opening proceedings concerning the Petition at this time. However, many of the issues raised in the Petition are before the PSB, along with deferred C&LM expenditures and related lost revenues from 1991 to the present, in the PSB's investigation of our rates.
   In addition, in Vermont, the company is involved in several cases related to C&LM activities including the role of fuel switching as a C&LM measure, the level of externalities for electricity and the role of fuel choice in new construction.
   In an order dated December 29, 1992, the New Hampshire Public Utilities Commission (NHPUC) approved C&LM programs of the company's wholly owned New Hampshire subsidiary, Connecticut Valley Electric Company Inc. Currently, the NHPUC staff and the company have reached agreement on all of the issues but one concerning the 1994 C&LM expenditures and related lost revenues. These expenditures and lost revenues are recovered along with shareholder incentives for 1993 program activity through a C&LM percentage adjustment clause applied March 1, 1994 through the end of 1994. The only issue awaiting clarification by the NHPUC is the method for calculating lost revenues. The agreement reached by the company and the NHPUC staff includes a pilot program through which costs of C&LM services will be billed directly to customers.

Diversification Catamount Energy Corporation (Catamount) was formed for the purpose of investing in non-regulated energy-related projects. Currently, Catamount has four wholly owned subsidiaries with interests in four operating independent power projects located in Rumford, Maine; East Ryegate, Vermont; Hopewell, Virginia; and Williams Lake, British Columbia, Canada.
   Effective January 1, 1993, the company formed a new non-utility subsidiary, SmartEnergy Services, Inc. The purpose of this subsidiary is to cost effectively provide reliable, energy-efficient products and services, including the rental of electric water heaters.

Rates The company recognizes that adequate and timely rate relief is necessary if the company is to maintain its financial
strength, particularly since Vermont regulatory rules do not allow for changes in purchased power and fuel costs to be passed on to consumers through rate adjustment clauses. The company's practice of reviewing costs periodically will continue and rate increases will be requested when warranted. As part of an agreement reached with the DPS, and subsequently approved by the PSB, the company agreed not to increase general rates before August 1994. The company filed for an 8.9% general rate increase on February 15, 1994 to become effective November 1, 1994. See Earnings Overview for additional information regarding this matter. The company anticipates filing for rate increases periodically, primarily to recover increasing purchased power and other operating costs.

Inflation The annual rate of inflation as measured by the Consumer Price Index was 2.7% for 1993, 2.9% for 1992 and 3.1% for 1991. The company's revenues, however, are based on rate regulation that generally recognizes only historical costs. Inflation continues to have an impact on most aspects of the business. Despite the modest impact of recent inflation, the company has been able to earn its allowed return through modest sales growth and cost containment measures.

                                                           Exhibit EX-13

CONSOLIDATED STATEMENT OF INCOME
(Dollars in thousands, except per share amounts)
                                                                   Year Ended December 31
                                                                 1993       1992        1991
Operating Revenues                                            $279,389   $275,375    $233,469

Operating Expenses
          Operation
            Purchased power                                    146,583    139,860     115,430
            Production and transmission                         21,188     20,340      19,180
            Other operation                                     35,933     38,131      33,064
          Maintenance                                           11,719     11,890      11,241
          Depreciation                                          15,402     14,408      12,388
          Other taxes, principally property taxes               10,022      9,602       9,286
          Taxes on income                                       12,496     12,102       5,820
          Total operating expenses                             253,343    246,333     206,409

Operating Income                                                26,046     29,042      27,060

Other Income and Deductions
          Equity in earnings of affiliates                       3,613      3,815       3,966
          Allowance for equity funds during construction            35        267         287
          Other income, net                                        827      1,383         958
          Provision for income taxes                              (276)      (311)       (401)
          Total other income and deductions, net                 4,199      5,154       4,810

Total Operating and Other Income                                30,245     34,196      31,870

Interest Expense
          Interest on long-term debt                             8,804     11,779      12,200
          Other interest                                           226      1,148       1,461
          Allowance for borrowed funds during construction         (77)      (153)       (367)
          Total interest expense, net                            8,953     12,774      13,294

Net Income                                                      21,292     21,422      18,576

Preferred Stock Dividends Requirements                           2,658      2,658       1,062

Earnings Available For Common Stock                           $ 18,634   $ 18,764    $ 17,514

Average Shares of Common Stock Outstanding                  11,383,109 10,992,123  10,614,642

Earnings Per Share of Common Stock                               $1.64      $1.71       $1.65

Dividends Per Share of Common Stock                              $1.42      $1.39       $1.39
The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENT OF CASH FLOWS
(Dollars in thousands)
                                                                   Year Ended December 31
                                                                 1993       1992        1991
Cash Flows Provided (Used) By
  Operating Activities
          Net income                                          $ 21,292   $ 21,422    $ 18,576
          Adjustments to reconcile net income to net cash
            provided by operating activities
              Deferred revenues                                 (7,507)       -         7,271
              Depreciation                                      15,402     14,408      12,388
              Deferred income taxes and investment tax credits   9,615      2,652      (1,855)
              Allowance for equity funds during construction       (35)      (267)       (287)
              Net deferral and amortization of nuclear
               replacement energy and maintenance costs         (3,797)      (135)      1,842
              Amortization of property losses                    1,262        119         794
              Amortization of nuclear fuel                         515        547         217
              (Increase) decrease in accounts receivable         1,127       (823)     (3,403)
              Increase (decrease) in accounts payable           (3,475)     1,433       2,080
              Increase (decrease) in accrued income taxes       (2,991)     3,179      (2,713)
              Decrease in other working capital items            2,028      1,162         574
              Other, net                                         3,397      5,207       6,549
          Net cash provided by operating activities             36,833     48,904      42,033

  Investing Activities
          (Increase) decrease in temporary investments             597     17,978     (17,833)
          Construction and plant expenditures                  (20,519)   (20,503)    (18,950)
          Conservation and load management expenditures         (9,874)    (3,539)     (1,946)
          Investments in affiliates                                290        269         823
          Non-utility investments                               (7,425)   (13,536)     (3,932)
          Other investments, net                                  (382)      (391)       (208)
          Net cash used in investing activities                (37,313)   (19,722)    (42,046)

  Financing Activities
          Issuance of long-term debt                            43,000        -        15,000
          Sale of common stock                                   8,325      7,988       6,609
          Sale of preferred stock                                  -          -        20,000
          Short-term debt, net                                    (744)     2,100     (14,740)
          Retirement of long-term debt                         (34,216)   (18,844)    (14,210)
          Common and preferred dividends paid                  (18,112)   (18,174)    (15,677)
          Other                                                    336       (180)        456
          Net cash used by financing activities                 (1,411)   (27,110)     (2,562)

Net Increase (Decrease) In Cash                                 (1,891)     2,072      (2,575)
Cash at Beginning of Year                                        2,714        642       3,217
Cash at End of Year                                           $    823   $  2,714    $    642

Supplemental Cash Flow Information
          Cash paid during the year for:
          Interest (net of amounts capitalized)               $  9,991   $ 12,565    $ 13,547
          Income taxes (net of refunds)                       $  5,337   $  6,571    $ 10,733

CONSOLIDATED BALANCE SHEET
   (Dollars in thousands)

                                                                        December 31
Assets                                                               1993         1992
Utility Plant, at original cost                                    $421,929     $406,695
           Less accumulated depreciation                            112,299      102,329
                                                                    309,630      304,366
           Construction work in progress                              8,388       10,534
           Nuclear fuel, net                                          1,390        1,497
           Net utility plant                                        319,408      316,397


Investments and Other Assets
           Investments in affiliates, at equity                      26,963       27,175
           Non-utility investments                                   30,123       23,099
           Non-utility property, less accumulated depreciation        3,203        3,151
           Total investments and other assets                        60,289       53,425


Current Assets
           Cash                                                         823        2,714
           Temporary investments, at cost which
            approximates market                                       1,162        1,759
           Accounts receivable                                       18,614       18,988
           Unbilled revenues                                         10,959       11,789
           Materials and supplies, at average cost                    4,641        4,201
           Prepayments                                                3,098        4,093
           Other current assets                                       4,821        4,071
           Total current assets                                      44,118       47,615


Regulatory Assets and Other Deferred Charges                         56,335       33,615



Total Assets                                                       $480,150     $451,052
The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENT OF CAPITALIZATION
(Dollars in thousands)

                                                               December 31
                                                             1993        1992
Common Stock Equity
        Common stock, $6 par value, authorized
         19,000,000 shares; outstanding 11,562,219
         shares in 1993 and 11,196,576 shares in
         1992                                             $ 69,373    $ 67,180
        Other paid-in capital                               42,584      36,472
        Retained earnings                                   61,879      55,438
        Total common stock equity                          173,836     159,090
Cumulative Preferred and Preference Stock
        Preferred stock, $100 par value, authorized
         500,000 shares
          Outstanding:
            Non-redeemable
             4.15 % Series; 37,856 shares                    3,786       3,786
             4.65 % Series; 10,000 shares                    1,000       1,000
             4.75 % Series; 17,682 shares                    1,768       1,768
             5.375% Series; 15,000 shares                    1,500       1,500
            Redeemable
             8.30 % Series; 200,000 shares                  20,000      20,000
        Preferred stock, $25 par value, authorized
         1,000,000 shares
          Outstanding: 9.00% Series; 280,000 shares          7,000       7,000
        Preference stock, $1 par value, authorized
         1,000,000 shares
          Outstanding - none                                   -           -
        Total cumulative preferred and preference stock     35,054      35,054

                                                               December 31
                                                             1993        1992
Long-Term Debt
        First Mortgage Bonds
            5 1/8% Series M , due 1995                       4,255       4,280
            6 3/4% Series N , due 1996                       4,325       4,350
            8 1/2% Series P , due 1999                         -         3,000
            8 3/4% Series R , due 2001                         -         3,000
            8 1/2% Series S , due 2003                         -         5,000
            9 1/2% Series Y , due 2003                       1,000       5,500
           12 1/4% Series BB, due 1998                         -         6,000
           12.85 % Series DD, due 1997                         -         6,666
            9.20 % Series EE, due 1998                       7,500       7,500
            9.20 % Series FF, due 2000                       7,500       7,500
            9.26 % Series GG, due 2002                       3,000       3,000
            9.97 % Series HH, due 2003                      25,000      25,000
            8.91 % Series JJ, due 2031                      15,000      15,000
            5.30 % Series KK, due 1998                      10,000         -
            5.54 % Series LL, due 2000                       5,000         -
            6.01 % Series MM, due 2003                       7,500         -
            6.27 % Series NN, due 2008                       3,000         -
            6.90 % Series OO, due 2023                      17,500         -

        Debentures
           7    %, due 1993                                    -         6,000
        Vermont Industrial Development Authority Bonds
           Variable, due 2013 (2.80% at December 31, 1993)   5,800       5,800
        New Hampshire Industrial Development Authority Bonds
           6 7/8%, due 2009                                  5,500       5,500
        Connecticut Development Authority Bonds
           Variable, due 2015 (2.75% at December 31, 1993)   5,000       5,000
        Other
           Variable, due 1999 (6% at December 31, 1993)        389         -
                                                           127,269     118,096
        Less current portion                                 4,850      10,217
        Total long-term debt                               122,419     107,879

Total Capitalization                                      $331,309    $302,023
The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENT OF CHANGES IN COMMON STOCK EQUITY
(Dollars in thousands)
                                                            Other
                                      Common Stock         Paid-in       Retained
                                   Shares      Amount      Capital       Earnings     Total
Balance, December 31, 1990       10,349,096   $62,095      $27,650       $ 51,835   $141,580
Sale of common stock                459,367     2,756        3,853                     6,609
Net income                                                                 18,576     18,576
Cash dividends on capital stock:
  Common stock - $1.39 per share                                          (14,679)   (14,679)
  Cumulative preferred stock:
   Non-redeemable                                                            (998)      (998)
   Redeemable                                                                 (64)       (64)
Other paid-in capital                                         (486)                     (486)
Common stock issuance expenses                                 (24)                      (24)
Acquisition adjustment                                                      1,166      1,166
Balance, December 31, 1991       10,808,463    64,851       30,993         55,836    151,680
Sale of common stock                388,113     2,329        5,659                     7,988
Net income                                                                 21,422     21,422
Cash dividends on capital stock:
  Common stock - $1.39 per share                                          (19,162)   (19,162)
  Cumulative preferred stock:
   Non-redeemable                                                            (998)      (998)
   Redeemable                                                              (1,660)    (1,660)
Common and preferred stock
  issuance expenses                                           (180)                     (180)
Balance, December 31, 1992       11,196,576    67,180       36,472         55,438    159,090
Sale of common stock                365,643     2,193        6,132                     8,325
Net income                                                                 21,292     21,292
Cash dividends on capital stock:
  Common stock - $1.42 per share                                          (12,193)   (12,193)
  Cumulative preferred stock:
   Non-redeemable                                                            (998)      (998)
   Redeemable                                                              (1,660)    (1,660)
Common and preferred stock
  issuance expenses                                            (20)                      (20)
Balance, December 31, 1993       11,562,219   $69,373      $42,584       $ 61,879   $173,836


The accompanying notes are an integral part of these consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1
Summary of significant accounting policies

Consolidation The consolidated financial statements include the accounts of the company and its wholly owned subsidiaries.

Regulation The company is subject to regulation by the Vermont Public Service Board (PSB), the Federal Energy Regulatory Commission (FERC) and, to a lesser extent, the public utilities commissions in other New England states where the company does business, with respect to rates charged for service, accounting and other matters pertaining to regulated operations. As such, the company currently prepares its financial statements in accordance with Statement of Financial Accounting Standards (SFAS) No. 71, Accounting for the Effects of Certain Types of Regulation, and records various regulatory assets and liabilities. In order for a company to report under SFAS No. 71, the company's rates must be designed to recover its costs of providing service, and the company must be able to collect those rates from customers. Management believes that the company currently meets the criteria for continued application of SFAS No. 71, but will continue to evaluate significant changes in the regulatory and competitive environment to assess the company's overall consistency with the criteria of SFAS No. 71.

Revenues Estimated unbilled revenues are recorded at the end of accounting periods. Unbilled revenues of approximately $17.3 million, $18.6 million and $18.3 million for 1991, 1992 and 1993, respectively, are included in revenues on the Consolidated Statement of Income. On January 10, 1992, the PSB issued an Accounting Order which required the company to defer recognition of approximately $7.3 million of retail revenues that otherwise would have been recognized in 1991 and would have caused the company to report earnings in excess of the allowed return on utility common stock equity of 12.5% for 1991. In compliance with the Accounting Order the 1991 deferred revenues were recognized as revenues during 1993 offsetting higher operating and maintenance costs incurred during 1993.

Maintenance Maintenance and repairs, including replacements not qualifying as retirement units of property, are charged to maintenance expense. Replacements of retirement units are charged to utility plant. The original cost of units retired plus the cost of removal, less salvage, is charged to the accumulated provision for depreciation.

Depreciation The company uses the straight-line remaining life method of depreciation. Total depreciation expense was between 3.49% and 3.52% of the cost of depreciable utility plant for the years 1991 through 1993.

Income Taxes As of January 1, 1993, the company adopted SFAS No. 109, which requires an asset and liability approach to determine income tax liabilities. The standard recognizes tax assets and liabilities for the cumulative effect of all temporary differences between financial statement carrying amounts and the tax bases of assets and liabilities including the impact of (1) income tax benefits associated with temporary differences previously passed on to the company's customers (flow-through), (2) the equity component of allowance for funds used during construction and
(3) deferred investment tax credits. The new standard also requires the adjustment of deferred tax liabilities or assets for an enacted change in
tax laws or rates, among other things.  Prior year financial statements have not been restated to apply the provisions of SFAS No. 109. The income statement impact of adopting SFAS No. 109 was not material and therefore no cumulative effect of a change in accounting method is separately reflected in the accompanying financial statements. See Note 10. The deferred method under APB 11, was applied in 1992 and prior years. Deferred income taxes were provided to recognize the income tax effect of reporting certain transactions in different years for income tax and financial reporting purposes. Investment tax credits associated with utility plant are deferred and amortized ratably to income over the lives of the related properties. Investment tax credits associated with non-utility plant are recognized as income in the year realized.

Allowance for Funds During Construction Allowance for funds used during construction (AFDC) is the cost, during the period of construction, of debt and equity funds used to finance construction projects. The company capitalizes AFDC as a part of the cost of major utility plant projects to the extent that costs applicable to such construction work in progress have not been included in rate base in connection with rate-making proceedings. AFDC equity represents a current non-cash credit to earnings which is recovered over the life of the property. The AFDC rates used by the company were 9.10%, 10.51% and 5.09% for the years 1991 through 1993, respectively.

Regulatory Assets and Other Deferred Charges Certain costs are deferred and amortized in accordance with authorized or expected rate-making treatment. During regular nuclear refueling outages, the increased costs attributable to replacement energy purchased from NEPOOL and maintenance costs are deferred and amortized ratably to expense until the next regularly scheduled refueling shutdown. The company earns a return on the unamortized replacement energy and maintenance costs. See Note 2 to the Consolidated Financial Statements for discussion of the costs associated with the discontinued operation of the Yankee Atomic Nuclear Power Corporation nuclear power plant.

Reclassifications Certain reclassifications have been made to prior year Consolidated Financial Statements to conform with the 1993 presentation.

Note 2
Investments in affiliates

   The company uses the equity method to account for its investments in the following companies (dollars in thousands):

                                                                 December 31
                                               Ownership       1993       1992
Nuclear generating companies:
   Vermont Yankee Nuclear Power Corporation      31.3%       $16,811    $16,847
   Connecticut Yankee Atomic Power Company        2.0%         2,016      2,026
   Maine Yankee Atomic Power Company              2.0%         1,349      1,331
   Yankee Atomic Electric Company                 3.5%           836        771
                                                              21,012     20,975
Vermont Electric Power Company, Inc.:
   Common stock                                  56.8%         3,498      3,601
   Preferred stock                                             2,453      2,599
                                                             $26,963    $27,175

     Each sponsor of the nuclear generating companies is obligated to pay an amount equal to its entitlement percentage of fuel, operating expenses (including decommissioning expenses) and cost of capital and is entitled to a similar share of the power output of the plants. The company's entitlement percentages are identical to the ownership percentages except that Vermont Yankee's entitlement percentage is 35%. The company is obligated to contribute its entitlement percentage of the capital requirements of Vermont Yankee and Maine Yankee and has a similar, but limited, obligation to Connecticut Yankee. The company is responsible for paying its entitlement percentage of decommissioning costs for Vermont Yankee, Connecticut Yankee, Maine Yankee and Yankee Atomic as follows (dollars in millions):

                                                                       CVPS's
                                              Total                   Share of
                                  Date of   Estimated      CVPS's      Funded
                                   Study    Obligation   Obligation  Obligation
Nuclear generating companies:
  Vermont Yankee                   1988        $190         $66.5       $34.6
  Maine Yankee                     1987        $167          $3.3        $1.9
  Connecticut Yankee               1992        $294.2        $5.9        $2.5
  Yankee Atomic                    1992        $200          $7.0        $3.1

     On February 26, 1992, the Board of Directors of Yankee Atomic decided to permanently discontinue operation of their plant, and, in time, decommission the facility. The decision to prematurely retire the plant was based on continuing regulatory uncertainty and economics.
     The company relied on Yankee Atomic for less than 1.5% of its system capacity. Presently, purchased power costs billed to the company by Yankee Atomic, which include a provision for ultimate decommissioning of the unit, are being collected from the company's customers via existing retail and wholesale rate tariffs.
     On March 18, 1993, the FERC approved the settlement agreement regarding the decommissioning plan, recovery of plant investment and all issues with respect to prudency of the decision to discontinue operation. Yankee Atomic has estimated that as of December 31, 1993, its costs of discontinuing operations are approximately $345 million, which includes $200 million of decommissioning costs in 1992 dollars.
     The company's total current share of its cost with respect to Yankee Atomic's decision to discontinue operation is approximately $12 million. This amount is subject to ongoing review and revision and is reflected in the accompanying balance sheet both as a regulatory asset and deferred power contract obligation (current and non-current).
     The company believes that its proportionate share of Yankee Atomic costs will be recovered through the regulatory process and, therefore, the ultimate resolution of the premature retirement of the plant will not have a material adverse effect on the company's earnings or financial condition.
     Although the estimated costs of decommissioning are subject to change due to changing technologies and regulations, the company expects that the nuclear generating companies' liability for decommissioning, including any future changes in the liability, will be recovered in their rates over their operating lives.
     The Price-Anderson Act currently limits public liability from a single incident at a nuclear power plant to $9.4 billion, beyond that a licensee

     Velco operates pursuant to the terms of the 1985 Four-Party Agreement
(as amended) with the company and two other major distribution companies in Vermont. Although the company owns 56.8% of Velco's outstanding common stock, the Four-Party Agreement effectively restricts the company's control of Velco, therefore, Velco's financial statements have not been consolidated. The Four-Party Agreement continues in full force and effect until May 1995 and will be extended for an additional two-year term in May 1995, and every two years thereafter, unless at least ninety (90) days prior to any two-year anniversary any party shall notify the other parties in writing that it desires to terminate the agreement as of such anniversary. No such notification has been filed by the parties. The company also owns 46.6% of Velco's outstanding preferred stock, $100 par value.
     Summarized financial information for Velco is as follows (dollars in thousands):

        Earnings                              1993      1992      1991
Transmission revenues                       $17,891   $16,722   $15,975
Operating income                             $4,423    $4,379    $4,345
Net income                                   $1,375    $1,494    $1,549

Company's equity in net income                 $698      $749      $773

                                                    December 31
        Investment                              1993           1992
Current assets                                $15,181        $12,675
Non-current assets                             55,018         58,146
Total assets                                   70,199         70,821

  Less:
    Current liabilities                        13,180         18,824
    Non-current liabilities                    45,626         40,064
Net assets                                    $11,393        $11,933

Company's equity in net assets                $ 5,951        $ 6,200

Note 3
Non-utility investments

      The company's wholly owned subsidiary, Catamount Energy Corporation (Catamount) invests in non-regulated, energy-related projects. Currently, Catamount has four wholly owned subsidiaries: Catamount Rumford Corporation, Equinox Vermont Corporation, Appomattox Vermont Corporation and Catamount Williams Lake LTD. Certain financial information for Catamount's investments is set forth in the table that follows (dollars in thousands):

                                                                                                       Investment
                                                          Generating                                   December 31
       Projects                                Location    Capacity       Fuel     Ownership        1993       1992
Rumford Cogeneration Co. (Rumford)              Maine        85MW      Coal/Wood     10.9%         $6,280      $5,926
Ryegate Associates (Equinox)                    Vermont      20MW         Wood       33.1%         $7,034      $2,619
Appomattox Cogeneration (Appomattox)            Virginia     57MW      Wood/Coal     50.0%        $10,668     $11,803
                                                                      Black liquor

NW Energy Williams Lake L.P.             British Columbia,   60MW         Wood        8.1%         $1,975        -
 (Williams Lake)                                Canada

     The Rumford project was placed in service on August 1, 1990. The Ryegate and Williams Lake projects began commercial operation on November 1, 1992 and April 2, 1993, respectively. On October 26, 1992, Appomattox purchased a 50% partnership interest in Appomattox Cogeneration which owns a power sales agreement associated with a cogeneration facility currently in operation.
     Subsequent to December 31, 1993, Catamount purchased an additional 4.185% limited partnership interest in Rumford Cogeneration Co. This investment will increase Rumford's ownership in the project to 15.053%. At December 31, 1993, Catamount had $2.95 million in an escrow account in anticipation of this closing.
     Effective January 1, 1993, the company formed a new subsidiary, SmartEnergy Services, Inc. (SmartEnergy). The purpose of this subsidiary is to cost effectively provide reliable, energy efficient products and services, including the rental of electric water heaters. This subsidiary contributed $289,000 to the company's earnings for the year ended December 31, 1993. Prior to January 1, 1993, the rental electric water heater program was part of the company's core electric business and reported as non-operating income.
     On October 1, 1993, SmartEnergy purchased for $1.2 million, 304,125 shares (5%) of Green Technologies, Inc. common stock. Green Technologies, Inc. of Boulder, Colorado, currently manufactures Green Plug electricity savers for several types of household appliances. SmartEnergy uses the cost method of accounting for its investment in Green Technologies, Inc.

Note 4
Redeemable preferred stock

     Commencing in 1998 the 8.30% Dividend Series Preferred Stock is redeemable at par through a mandatory sinking fund in the amount of $1.0 million per annum, and at its option, the company may redeem at par an additional non-cumulative $1.0 million per annum.

Note 5
Long-term debt and sinking fund requirements

     Based on issues outstanding at December 31, 1993, the aggregate amount of long-term debt maturities and sinking fund requirements (exclusive of the amount that may be satisfied by property additions) are approximately $4.9 million, $4.2 million, $1.0 million, $3.0 million and $20.5 million for the years 1994 through 1998, respectively. Substantially all property and plant is subject to liens under the First Mortgage Bonds.

Note 6
Financial instruments

     The fair value of the company's redeemable preferred stock and long-term debt is estimated based on the quoted market prices for the same or similar issues or on the current rates offered to the company for debt of the same remaining maturation.

     The estimated fair values of the company's financial instruments at
December 31, 1993 are as follows (dollars in thousands):

                                                Carrying    Fair
                                                 Amount     Value

     Redeemable preferred stock                  $20,000    $22,834
     Long-term debt                             $127,269   $137,242

     Anticipated regulatory treatment of the excess of the fair value over the carrying value of the company's redeemable preferred stock and long-term debt, if they were settled at amounts approximating those above, would result in an increase in the company's rates over a prescribed amortization period. Accordingly, any settlement would not result in a material impact on the company's financial position or results of operations.

Note 7
Short-term debt

Utility

     The company uses committed lines of credit and uncommitted loan facilities to finance its construction program, on a short-term basis, and for other corporate purposes. As of December 31, 1993, the company had $19.5 million of committed lines of credit and $25 million of uncommitted loan facilities which are normally renewed upon expiration and require annual fees ranging from zero to .25% of an individual line. Borrowings under these short-term debt arrangements are at interest rates ranging from less than prime to the prime rate. The company had $1.4 million and $2.1 million of outstanding short-term debt at December 31, 1993 and 1992, respectively, at average interest rates of 3.61% for 1993 and 4.30% for 1992.

Non-Utility

     In October 1993, Catamount established an Irrevocable Standby Letter of Credit with a bank to borrow up to an aggregate amount of $2.3 million to replace its share of cash in the Appomattox Cogeneration's Project Debt Service Reserve Fund. This Letter of Credit is for a one-year term with annual extensions available. At December 31, 1993, there were no borrowings outstanding under this Letter of Credit. Catamount believes it will not have to perform under this agreement because the likelihood of default by the primary party is remote.
     In November 1993, Catamount established an unsecured line of credit with a bank to borrow up to $.5 million in support of short-term working capital requirements. This line of credit matures March 1, 1994. At December 31, 1993 there were no borrowings outstanding under this line of credit.
     In September 1993, SmartEnergy established a $1.0 million revolving line of credit with a bank to provide working capital and financing assistance for investment purposes. This line of credit expires in one year. SmartEnergy had $696,000 of outstanding short-term debt at December 31, 1993 at average interest rate of 6.08%.
     Financial obligations of the non-utility wholly owned subsidiaries are non-recourse to the company.

Note 8
Accounts receivable

     In 1988 the company entered into an agreement to sell up to $20 million of certain accounts receivable and unbilled revenues. At December 31, 1993 and 1992, a total of $12 million of accounts receivable and unbilled revenues were sold under an accounts receivable facility. A portion of the fee for using the facility is based on London Inter Bank Offered Rate (LIBOR). In order to stabilize this portion of its obligation, the company executed a swap transaction which sets the LIBOR based fee at 3.985% for the period September 29, 1992 to September 29, 1994.
     Accounts receivable and unbilled revenues that have been sold were transferred with limited recourse. A pool of assets, varying between 3% to 5% of the accounts receivable and unbilled revenues sold, are set aside for this potential recourse liability. Accounts receivable and unbilled revenues are reflected net of sales of $4.7 million and $7.3 million, respectively, at December 31, 1993 and $5.2 million and $6.8 million, respectively, at December 31, 1992.
     Accounts receivable are also reflected net of an allowance for uncollectible accounts of $.9 million and $1.1 million at December 31, 1993 and 1992, respectively.

Note 9
Pension and postretirement benefits

     The company has a non-contributory trusteed pension plan covering all employees (union and non-union). Under the terms of the pension plan, employees are generally eligible for monthly benefit payments upon reaching the age of 65 with a minimum of five years of service. The company's funding policy is to contribute, at least, the statutory minimum to a trust. The company is not required by its union contract to contribute to multi-employer plans.
     The projected unit credit actuarial cost method was used to compute net pension costs and the accumulated and projected benefit obligations. The increase in the accumulated benefit obligation and projected benefit obligation for 1993 results primarily from changes in plan asumptions. The following table sets forth the funded status of the pension plan and amounts recognized in the company's balance sheet and statement of income (dollars in thousands):

                                                                     December 31
                                                             1993      1992      1991
Funded status of the plan
  Vested benefit obligation                                $35,837   $27,899   $23,377
  Non-vested benefit obligation                                493       439       283
    Accumulated benefit obligation                         $36,330   $28,338   $23,660


Projected benefit obligation                               $49,743   $39,001   $34,101
Market value of plan assets (primarily equity and fixed
  income securities)                                        46,074    39,768    37,214
Projected benefit obligation more (less) than market value
  of plan assets                                             3,669      (767)   (3,113)
Unrecognized net transition assets                           1,768     1,929     2,090

Unrecognized prior service costs                            (3,568)   (3,084)   (1,527)
Unrecognized net gain                                        1,498     5,314     4,817
  Net pension liability included in other current
   liabilities                                             $ 3,367   $ 3,392   $ 2,267

Net pension costs include the following components
  Service cost                                             $ 1,491   $ 1,307   $ 1,112
  Interest cost                                              3,377     3,065     2,705
  Actual return on plan assets                              (6,800)   (4,137)   (7,640)
  Net amortization and deferral                              3,391       890     4,683
Pension costs                                                1,459     1,125       860
Less amount allocated to other accounts                        276       223       164
  Net pension costs expensed                               $ 1,183   $   902   $   696

     Assumptions used in calculating pension cost were as follows:
                                                         December 31
                                                   1993     1992     1991
        Weighted average discount rates            7.25%    8.50%    8.75%
        Expected long-term return on assets        9.75%   10.25%   10.25%
        Rate of increase in future compensation
          levels                                   4.75%    5.50%    6.02%

     The company sponsors an unfunded defined benefit postretirement medical plan that covers all employees.
     Effective January 1, 1993, the company adopted, on a prospective basis, Statement of Financial Accounting Standards (SFAS) No. 106, Employer's Accounting for Postretirement Benefits Other Than Pensions
(OPEB) which requires accrual of the expected costs of such benefits during the employees' years of service.
     The following table sets forth, as of January 1, 1994, the plan's funded status and amounts recognized in the company's Balance Sheet and the amount of expense charged to the company's Statement of Income in 1993 in accordance with SFAS No. 106 (dollars in thousands):

        Accumulated postretirement benefit obligation
          Retirees                                                $(5,098)
          Fully eligible active plan participants                  (1,207)
          Other active plan participants                           (1,293)
          Plan assets at fair value                                   -
              Accumulated postretirement benefit obligation
               in excess of plan assets                            (7,598)
          Unrecognized transition obligation                        6,253
          Unrecognized net loss                                       351
              Accrued postretirement benefit cost                 $  (994)
                                                                  _______

        Net postretirement benefit cost for 1993 includes the
         following components
          Service cost                                            $   168
          Interest cost                                               588
          Amortization of transition obligation over
           a twenty-year period                                       329
        Postretirement benefit cost                                 1,085
        Less amount allocated to other accounts                       205
              Net postretirement benefit cost expensed            $   880
                                                                  _______

     A 9.5% pre-65 and 6.0% post-65 annual rate of increase in the per capita costs of covered health care benefits was assumed for 1993, decreasing to 5.5% and 4.5%, respectively, for the year 1997 and thereafter. This decrease results from changes to the retiree medical plan limiting the cost for employees retiring after 1995 to the 1995 per participant cost. Increasing the assumed health care cost trend rates by one percentage point in each year would have resulted in an increase in the accumulated postretirement benefit obligation as of January 1, 1994, of $491,000 and an increase in the aggregate of the service cost and interest cost components of net periodic postretirement benefit cost for 1993 of $42,000. A weighted average discount rate of 7.25% was used to determine the accumulated postretirement benefit obligation. Prior to 1993, the company expensed OPEB's costs as benefits were paid. Such costs totaled $537,000 and $546,000 for 1991 and 1992, respectively.
     In November 1992, the FASB issued SFAS No. 112, Employers' Accounting for Postemployment Benefits, effective in 1994. SFAS No. 112 requires accrual of the expected cost of postemployment benefits provided to former or inactive employees, their beneficiaries, and covered dependents after employment but before retirement. The company currently provides postemployment benefits, consisting of long-term disability benefits and expenses these costs as benefits are paid, which is consistent with current rate-making practices. Such costs total $94,000, $91,000 and $156,000 for 1991 through 1993, respectively. The company will adopt SFAS No. 112 effective January 1, 1994. Management has evaluated the financial impact of the new standard, and based on preliminary results, the accumulated postemployment benefit obligation at January 1, 1994, is estimated to be approximately $1.2 million and the postemployment benefit cost to be charged to expense in 1994 will be approximately $177,000 (pre-tax).
     In connection with the company's cost-cutting plan, in the first quarter of 1994, the company offered a Voluntary Retirement Program (VRP) to 80 eligible employees. Eligible employees have until March 15, 1994, to participate in the VRP. If all 80 employees participated in the VRP, the company's 1994 benefit obligation would be approximately $8.8 million.
This amount consists of pension benefits and postretirement medical benefits of $4.3 million and $4.5 million, respectively. However, the company does not anticipate all eligible employees to participate. Additionally, the company offered a Voluntary Severance Program (VSP) to certain employees. The benefits consist of severance pay and limited-term medical coverage. At this time, the company cannot predict how many employees will participate in the VSP or its ultimate cost. Employees that wish to participate in the VSP have from March 7, 1994 until April 22, 1994 to apply. For rate-making purposes, the company anticipates receiving an order in the first quarter of 1994 from the PSB requiring the company to defer these costs and amortize them over a five-year period. The timing and recoverability of these costs will be determined in the company's current rate proceedings.

Note 10
Income taxes

     The components of Federal and state income tax expense are as follows (dollars in thousands):

                                                 Year Ended December 31
                                               1993       1992      1991
Federal:
  Current                                    $ 2,751    $ 7,774   $ 8,039
  Deferred                                     7,893      2,042      (914)
  Investment tax credits, net                   (391)      (391)     (708)
                                              10,253      9,425     6,417
State:
  Current                                        406      1,987        37
  Deferred                                     2,113      1,001      (233)
                                               2,519      2,988      (196)
    Total Federal and state income taxes     $12,772    $12,413   $ 6,221

Federal and state income taxes charged
  (credited) to:
  Operating expenses                         $12,496    $12,102   $ 5,820
  Other income                                   276        311       401
                                             $12,772    $12,413   $ 6,221


     The principal components which resulted in deferred income tax expense for 1992 were additional depreciation for tax purposes $3.9 million offset by contributions in aid of construction $.9 million. The 1991 principal components were additional depreciation for tax purposes $3.9 million offset by deferred revenues $2.9 million, contributions in aid of construction $1.2 million and deferred power costs $.7 million.
     The principal items that comprise the difference between the total income tax expense and the amount calculated by applying the statutory Federal income tax rate to income before tax are as follows (dollars in thousands):

                                                 Year Ended December 31
                                               1993       1992      1991

Income before income tax                     $34,064    $33,835   $24,797
Federal statutory rate                           35%        34%       34%
Federal statutory tax expense                $11,922    $11,504   $ 8,431
Increases (reductions) in taxes resulting
 from:
  Dividend received deduction                   (995)      (353)   (1,175)
  Deferred taxes on plant previously
   "flowed-through"                              523        523       523
  State income taxes net of Federal tax
    benefit                                    1,637      1,707     1,167
  Investment credit amortization                (391)      (391)     (485)
  Seabrook project                               139         70        11
  Book-to-return adjustments and other           (63)      (647)   (2,251)
    Total income tax expense provided        $12,772    $12,413   $ 6,221

     The tax effects of temporary differences and tax carry forward that give rise to significant portions of the deferred tax assets and deferred tax liabilities at December 31, 1993 are presented below (dollars in thousands):

   Deferred tax assets
        Alternative minimum tax credit carry
          forward                                    $ 1,400
        Non-deductible accruals and other              4,186
        Deferred compensation and pension              4,058
        Environmental costs accrual                    2,142
             Total deferred tax assets               $11,786
   Deferred tax liabilities
        Property, plant and equipment                $38,304
        Net regulatory asset                          13,806
        Conservation and load management
          expenditures                                 5,123
        Nuclear refueling costs                        2,633
        Other                                          3,948
             Total deferred tax liabilities           63,814
             Net deferred tax liability              $52,028
                                                     _______

     As discussed in Note 1, the company adopted SFAS No. 109 as of January 1, 1993. As a result of adopting SFAS No. 109, the company recognized additional net accumulated deferred income tax liabilities of approximately $15 million and a net corresponding regulatory asset from customers of approximately $15 million for future revenues that will be received when the temporary differences reverse and are settled in rates. A valuation allowance has not been recorded at December 31, 1993, as the company expects that all deferred income tax assets will be utilized in the future.
     On August 10, 1993, the Revenue Reconciliation Act of 1993 was passed which, among other things, increased the maximum corporate income tax rate from 34% to 35% on taxable income in excess of $10 million. The increase was effective January 1, 1993 and resulted in additional income tax expense of approximately $285,000 for 1993.
     The company has an alternative minimum tax credit carry forward of $1.4 million which is available to reduce future regular income taxes over an indefinite period.

Note 11
Commitments and contingencies

     The company's power supply is acquired from a variety of sources including its own generating units, jointly owned units, long-term contracts and short-term purchases from a variety of sources. Through its investments in four nuclear generating companies, the company is entitled to receive power from those nuclear units. See Note 2 for a discussion of the company's obligations related to its investment in nuclear generating companies.
     Under long-term contracts with various electric utilities in the region, the company is purchasing certain percentages of the electrical output of production plants constructed and financed by those utilities. Such contracts obligate the company to pay certain minimum annual amounts representing the company's proportionate share of fixed costs, including debt service requirements (amounts necessary to retire the principal of and to pay the interest on the portion of the related long-term debt ascribed to the company) whether or not the production plants are operating. The cost of power obtained under such long-term contracts, including payments required to be made when a production plant is not operating, is reflected as "Purchased power" in the Consolidated Statement of Income.
     The company purchases power from a coal-fired generating plant owned by N.U. under a thirty-year contract which expires April 30, 1998. Under
this contract the company is obligated to make capacity payments which amounted to approximately $3.6 million, $3.7 million and $3.8 million for 1991 through 1993, respectively. These capacity payments will vary over the contract period due to factors such as changes in N.U.'s net investment and allowed rate of return.
     Under various contracts, the company purchases from Hydro-Quebec capacity and associated energy. Under the terms of these contracts, the company is required to pay certain fixed capacity costs whether or not energy purchases above a minimum level described in the contracts are made. Such minimum energy purchases must be made whether or not other less expensive energy sources might be available.
     The state of Vermont contract, between the company and the Vermont Department of Public Service, terminates on September 22, 1995. The company receives 69 MW of firm capacity and associated energy delivered at the Highgate interconnection.
     The company's portion of the 1987 Hydro-Quebec contract consists of:
Schedule A, 25 MW of firm capacity and associated energy to be delivered at the Highgate interconnection through September 22, 1995. All of this power is being sold back to Hydro-Quebec for the duration of the contract. This sell-back of 25 MW continues as Schedule C-1 power at the termination of the Schedule A contract. This sell-back contract is not cancelable. Schedule C-1, 31 MW and Schedule C-2, 21 MW of firm capacity and associated energy are to be delivered at the NEPOOL/Hydro-Quebec (Phase I and Phase
II) interconnection through October 2012. Under a cancelable contract, the company is selling back to Hydro-Quebec 30 MW and 20 MW of its C-1 and C-2 entitlements, respectively, for the period ending October 31, 1996. Under the terms of this agreement, the company can exercise an option, on an annual basis, to cancel all or any portion of this sell-back and resume deliveries of this power under the appropriate C-1 and C-2 schedules. Further agreements allow for the interruption of the sell-back, and the provision of 50 MW of capacity and delivery of associated energy for the period March through October of a given year. The company must return this energy by the month of March of the following year or pay Hydro-Quebec 150% of the Schedule C-1 and C-2 energy price. Hydro-Quebec has the option under this sell-back agreement to buy back 50 MW for the period November 1, 1996 through October 31, 2000. This option must be exercised no later than October 31, 1994. These sell-back agreements provide the company with the necessary flexibility to minimize near-term costs while retaining the long-term benefits of the purchase contracts. Schedule B, 92 MW of firm capacity and associated energy is expected to be delivered at the Highgate interconnection for 20 years beginning September 23, 1995. The company will sell back 25 MW of Schedule B entitlement for the period September 23 through October 31, 1995. Schedule C-4a, 24 MW of firm capacity and associated energy is expected to be delivered over the NEPOOL/Hydro-Quebec (Phase I and Phase II) interconnection beginning November 1, 1996 through October 31, 2012.

Joint-ownership The company's ownership interests in jointly owned generating and transmission facilities are set forth in the table that follows and recorded in the company's Consolidated Balance Sheet (dollars in thousands):

                                               MW           December 31
                                 Ownership  Entitlement   1993      1992

Generating plants:
  Wyman #4                         1.78%       11      $  3,322  $  3,315
  Joseph C. McNeil                20.00%       11        14,821    14,821
  Millstone #3                     1.73%       20        75,071    75,270
 Highgate transmission facility   46.08%                 12,586    12,577
                                                        105,800   105,983
 Accumulated depreciation                                22,535    20,127
                                                       $ 83,265  $ 85,856

     Wyman #4, an oil-fired generating plant, commenced commercial operation in December 1978. The Joseph C. McNeil wood, gas and oil-fired generating plant commenced commercial operation in June 1984 and the Millstone #3, a nuclear generating unit, commenced commercial operation in April 1986. The Highgate transmission interconnection with Canada was placed in service in September 1985. The company's share of operating expenses for these facilities is included in the corresponding operating accounts on the Consolidated Statement of Income. Each participant in these facilities must provide for its own financing.

Environmental The company believes it operates in compliance in all material respects with all laws, regulations, orders and decrees respecting environmental control to the extent currently applicable to and effective against it. Furthermore, it is the company's policy to comply, in all material respects, with such laws, regulations, orders and decrees, including any variances granted thereunder.
     The company's operations and activities are subject to inspection and supervision by both state and Federal regulatory authorities including the United States Environmental Protection Agency (EPA). The company is not subject to any material fines for violation of any environmental laws or other matters which are the subject of regulatory inspection or oversight, nor is the company a responsible party in any pending or threatened proceeding instituted by the EPA under the Comprehensive Environmental Response, Compensation and Liability Act of 1980 (Superfund).
     The company is engaged in processes and activities to continually assess and assure its compliance with environmental laws, regulations, orders and decrees. Based on the results of these processes and activities to date, the company is not aware of any instances where it has caused or permitted a release of a hazardous substance through its operations on or about the properties owned, operated and otherwise used by the company which will likely result in any material environmental liabilities to the company. To the extent that the company has knowledge of releases of small quantities of fuel oil or other substances which have resulted from its operations, the company believes that these releases can be remedied without material adverse effect on its financial condition or the results of its operation.
     The company is an amalgamation of more than 100 predecessor companies which were engaged in various operations and activities prior to their being incorporated into the company. At least three of these companies were involved in the production of gas from coal for sale and distribution to customers at retail. These activities were halted by the company in the late 1940's or early 1950's. The company is continually investigating, assessing and monitoring the status of potential contaminated sites related to these and other operations of the company and its predecessors. The company's policy is to record a liability for remediation, monitoring and
other related costs when it determines that such a liability is probable and estimable. Coal tar deposits have been discovered at the company's Cleveland Avenue property located in the City of Rutland, a site at which one of its predecessors operated a coal-gasification facility. Due to the presence of these deposits and the uncertainties as to potential contamination and migration off-site, the company conducted studies to determine the magnitude and extent of the coal tar releases. Based on the results of this initial work, the company engaged a consultant to assist in evaluating clean-up methodologies and estimate the cost to clean up the site. These studies presently indicate that the cost to remediate this site will be approximately $5 million. This amount was charged to expense in the fourth quarter of 1992. The company has yet to determine whether insurance proceeds are available to offset this expense.
     The company has been contacted by the owners and potentially responsible parties (together the PRPs) of two former municipal landfills located in Vermont concerning the company's alleged prior use of those facilities for the disposal of waste materials. The PRPs allege that the company may be liable for costs in connection with the response, investigation and clean-up of these facilities pursuant to the applicable state and Federal law. At this time, the company has no information which would indicate that it is liable in connection with the remediation efforts ongoing at either site. Further investigation of the company's potential liability for these facilities is presently being conducted.
     The company is not subject to any pending or threatened litigation with respect to any other sites nor has the EPA or other state or Federal agency sought contribution from the company for their study or remediation.

Dividend restrictions The indentures relating to long-term debt and the Articles of Association contain certain restrictions on the payment of cash dividends on capital stock. Under the most restrictive of such provisions, approximately $50 million of retained earnings was not subject to dividend restriction at December 31, 1993.

Leases and support agreements The company participated with other electric utilities in the construction of the Phase I Hydro-Quebec transmission facilities in northeastern Vermont, which were completed at a total cost of approximately $140 million. Under a support agreement relating to the company's participation in the facilities, the company is obligated to pay its 4.42% share of Phase I Hydro-Quebec capital costs over a 20-year recovery period through and including 2006. The company also participated in the construction of Phase II Hydro-Quebec transmission facilities constructed throughout New England, which were placed in service in November 1990 with a total cost of approximately $487 million. Under a similar support agreement, the company is obligated to pay its 5.132% share of Phase II Hydro-Quebec capital costs over a 25-year recovery period through and including 2015. All costs under these support agreements are recorded as purchased transmission expense in accordance with the company's rate-making policies. Future minimum payments will be approximately
$3.2 million for each year from 1994 through 2015 and will decline thereafter. The company's percentage shares of the net capital cost of these facilities, totaling approximately, $22.6 million, are classified in the accompanying Consolidated Balance Sheet as "Utility Plant" and "Long-term Lease Arrangements" (current and non-current).
     Minimum rental commitments of the company under non-cancelable leases as of December 31, 1993, are not material. Total rental expense entering into the determination of net income, consisting principally of vehicle and equipment rentals, was approximately $2.6 million, $3.0 million and $3.1 million for the years 1991 through 1993, respectively.

     As discussed in Notes 1 and 10 to the consolidated financial statements, effective January 1, 1993, the company changed its method of accounting for income taxes.



                                     ARTHUR ANDERSEN & CO.


Boston, Massachusetts
February 7, 1994